Exhibit 3.1

FIRST AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

VISION SENSING ACQUISITION CORP.

VISION SENSING ACQUISITION CORP, a corporation (the “Corporation”) organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. The name of the Corporation is Vision Sensing Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware pursuant to the DGCL on August 13, 2021 (the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 29, 2021 (the “Amended and Restated Certificate of Incorporation”).

3. This First Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

4. The text of Section 9.1(b)(ii) of Article IX is hereby amended and restated to read in its entirety as follows:

“(ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by May 3, 2023 (or, if the Office of the Delaware Division of Corporations shall not be open for business (including for filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open (or such a later date pursuant to the extension(s) set forth under Section 9.1(c), the “Deadline Date”) and”

5. The text of Section 9.1(c) of Article IX is hereby amended and restated to read in its entirety as follows:

“(c) In the event that the Corporation has not consummated an initial Business Combination by May 3, 2023, upon the Sponsor’s request, the Corporation may extend the period of time to consummate a Business Combination up to six times, each by an additional one month, for an aggregate of up to six additional months ending November 3, 2023, provided that (i) the Sponsor (or its affiliates or permitted designees) will deposit, by the Deadline Date in effect prior to such extension (or the first business day thereafter if such date is not a business day), into the Trust Account the lesser of (x) $100,000 or (y) $0.045 per share for each Offering Share outstanding as of the applicable Deadline Date for each such extension in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination and (ii).in each case, that the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the redemption of the Offering Shares in accordance with Section 9.2.

6. This Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the DGCL.

Signature on following page.

IN WITNESS WHEREOF, Vision Sensing Acquisition Corp has caused this First Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 1st day of May, 2023.

VISION SENSING ACQUISITION CORP.

By	/s/ George Peter Sobek
Name:	George Peter Sobek
Title:	Chief Executive Officer